October 29, 2010
VIA FACSIMILE
Michael Johnson, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Merge Healthcare Incorporated Form S-3 Registration Statement (Registration No. 333-169371) (the “Registration Statement”) Request for Acceleration of Effectiveness under Rule 461
Dear Mr. Johnson:
Merge Healthcare Incorporated hereby requests that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:30 p.m. on Tuesday, November 2, 2010, or as soon thereafter as possible.
Sincerely,
MERGE HEALTHCARE INCORPORATED

BY: /s/ Ann Mayberry-French

Name: Ann Mayberry-French
Title: General Counsel
900 Walnut Ridge Drive | Hartland, WI 53029 | P: 262.367.0700 | F: 262.367.0717